Exhibit 99.1

Extraordinary Shareholders Meeting of Jumia Technologies AG of March 11, 2021

Declared Voting Results

Agenda item		Valid Votes Cast (Yes/No)	In % of the Registered Share Capital	Votes For the Resolution		Votes Against the Resolution		Decision
1.	Resolution on cancelling the existing Authorized Capital 2020/I and creating an Authorized Capital 2021/I with the possibility to exclude subscription rights, as well as on the associated amendment to the Articles of Association	50,814,407	28.35%	46,170,979	90.86%	4,643,428	9.14%	Approved
2.	Resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2020/II and creating a new Conditional Capital 2021/I, as well as on the corresponding amendments to the Articles of Association	50,847,349	28.37%	43,610,707	85.77%	7,236,642	14.23%	Approved